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Nate Musson

Shred Soles Founder & Host of The Not Snowboarding Podcast

Sacramento, California Area · 500+ connections · Contact info

Shred Soles

The University of Montana

About

Exceptional communicator with a personal and sincere style.

Strong track record of developing new business in diverse industries.

Activity

1,090 followers

I wrote a blog post to share how I started Shred Soles: "It's been an amazing...

Nate shared this

15 Reactions • 1 Comment

Not sure about the two on the ends, but the guy in the middle is ripping...

Nate commented

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Experience

Founder

Shred Soles

Jan 2009 – Present · 10 yrs 8 mos

Bear Valley CA

Invented, patented, marketed and sold the only snowboarding specific aftermarket replacement snowboard boot insoles. Authored an instructional book about fitting snowboard boots for comfort and performance, The Snowboard Boot Fitting Bible. www.ShredSoles.com

Host and Producer

The Not Snowboarding Podcast

Oct 2014 – Present · 4 yrs 11 mos

The Internet

Long form conversations with people in the snowboarding industry about topics other than snowboarding. Sure, snowboarding comes up from time to time (naturally) - but we focus on the business ventures, health and wellness aspects, diet and exercise regimens, altruistic initiatives of snowboarders looking to make the world a better place.... See more

Regional Account Executive

Regent Education

Feb 2012 – Jul 2016 · 4 yrs 6 mos

Frederick Maryland

We create software-as-a-service solutions that enable private education institutions and

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Manager/Buyer
PITCREW
Jan 1999 – Feb 2012 · 13 yrs 2 mos
Frederick Maryland

Specialized in professional customer service.
Was responsible for scheduling and supervising employees, purchasing, returns and inventory analysis. I established strong relationships with vendors and customers. Grew snowboard sales over 1800% since 2001. Worked with a team to develop and implement mail order s... See more

Distribution Lead
Life Technologies
Jan 1997 – Mar 2001 · 4 yrs 3 mos
Frederick, MD

Directly trained, supervised, and scheduled 50 warehouse technicians. Ordered and received raw materials. Maintained 99.8% next day delivery rate. Revised Standard Operating Procedures for safety and operational efficiency. Experienced working first, second, and third shifts (sometimes consecutively). Shipped products domestic and international.... See more

Education

The University of Montana
Health Careers Opportunity Program, Complete
1995 – 1995

Frederick Community College

Licenses & Certifications

AIARE 1 Avalanche Certificaion
American Institute for Avalanche Research and Education (AIARE)
Issued Jan 2018 · No Expiration Date

Masters Course of Education in Snowsports Boot Fitting and Stance Alignment
Masterfit Enterprises, Inc.
Issued Sep 2008 · No Expiration Date

CFR - 49 Hazardous Materials

Skills & Endorsements

Social Media Marketing · 66

Endorsed by **Shannon Johnson and 4 others who are highly skilled at this**

Endorsed by **6 of Nate's colleagues at Regent Education**

Sales · 55

Endorsed by **Matt Wells and 3 others who are highly skilled at this**

Endorsed by **2 of Nate's colleagues at Regent Education**

Customer Service · 45

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